Exhibit 11.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the inclusion of our reports (i) dated March 28, 2025, with respect to the consolidated balance sheets of Groundfloor Yield, LLC and Subsidiary as of December 31, 2024 and 2023, and the related consolidated statements of operations, member’s deficit, and cash flows for the years then ended and (ii) dated March 28, 2025, with respect to the consolidated balance sheets of Groundfloor Finance Inc. and Subsidiaries as of December 31, 2024 and 2023, and the related consolidated statements of operations, stockholders’ (deficit) equity, and cash flows for the years then ended, which appear in the accompanying Form 1-A of Groundfloor Yield, LLC. Our reports contain explanatory paragraphs regarding going concern.

We also consent to the reference to our firm under the caption “Experts” in the accompanying Form 1-A of Groundfloor Yield, LLC.

/s/ Cherry Bekaert LLP

Atlanta, Georgia
June 20, 2025